4401 Colwick Road, Charlotte, North Carolina 28211

November 21, 2016

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE, Mail Stop 3561

Washington, D.C. 20549

Re:	Sonic Automotive, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-13395

Dear Mr. Thompson:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission in your letter dated November 10, 2016 addressed to Sonic Automotive, Inc. (the “Company”) with respect to the above referenced filing (the “Form 10-K”). For your convenience, we have included the Staff’s comments below in bold-faced type before each response in this letter.

Item 8: Financial Statements and Supplementary Data.

Notes to Consolidated Financial Statements

General

1.	We reference the risk factor regarding the examination of your 2006-2008 California combined tax returns and the $7.4 million assessment, and that you are undergoing an audit for the 2009-2011 tax years. Please tell us what consideration you gave to disclosing the income tax contingency in the notes to the consolidated financial statements and providing the disclosure required by ASC 450-20-50-4.

The required disclosures of ASC 450-20-50-4 are required if the criteria in ASC 450-20-50-3 are met. Based on the nature and amounts of the adjustments, the underlying facts and our legal analysis and conclusion, the Company believes there is not at least a reasonable possibility that a loss or an additional loss may have been incurred.

Accordingly, disclosure of the nature of the contingency and an estimate of the possible loss or a statement that such an estimate cannot be made are not required to be made in the notes to the consolidated financial statements.

6. Long-Term Debt, page F-18

2.	We note that your 7% senior subordinated notes, 5% senior subordinated notes and 2014 credit facilities include covenants which could restrict or prohibit the payment of dividends. Please tell us the most significant restrictions on the payment of dividends, and their pertinent provisions, and why there are no restrictions on retained earnings or net income as a result of the covenants. Please refer to 4-08(e)(1) of Regulation S-X.

The restrictions contained in the indentures for the 7% senior subordinated notes and 5% senior subordinated notes and the agreements for the 2014 credit facilities are first associated with compliance with the underlying terms of the indentures and agreements. Restrictions on the payment of dividends would occur (i) in the event of a default (e.g., a breach of the covenants set forth on page F-21 of the Form 10-K with respect to the 2014 credit facilities) or (ii) as a consequence of exceeding the amount of Permitted Payments (as defined in both the indentures and agreements) or making Restricted Payments (as defined in both the indentures and agreements) in excess of Designated Amounts (as defined in and with respect to the indentures) or in excess of the Builder Basket Amount (as defined in and with respect to the agreements), where Designated Amounts and Builder Basket Amount are restricted payments baskets.

Based on the Company’s on-going compliance with the provisions of the indentures and agreements, the Company does not consider the limitations on dividends and other restricted payments imposed by the indentures and agreements to materially restrict the Company’s ability to pay normal and customary dividends. As of the filing of the Form 10-K, we would have had at least $181.5 million available at December 31, 2015 to make dividends and other Restricted Payments. In future applicable filings, the Company advises the Staff that it will enhance its disclosure of the restrictions as follows:

After giving effect to the applicable restrictions on the payment of dividends under its debt agreements, as of [Date], Sonic had at least $XXX million of its net income and retained earnings free of such restrictions.

7. Income Taxes, page F-23

3.	Please explain to us why deferred income taxes presented in the first table do not agree to deferred income taxes reflected as an adjustment to reconcile net income to net cash provided by operating activities in the consolidated statements of cash flows.

Deferred income taxes presented in the first table on page F-23 only include the amounts related to continuing operations as required by ASC 740-10-50-9. The amounts included in the consolidated statements of cash flows include both continuing and discontinued operations. For example, for the year ended December 31, 2015, the amount on the statement of cash flows of $15,996,000 is comprised of a continuing operations amount of $14,410,000 and a discontinued operations amount of $1,586,000.

Please feel free to call C.G. Saffer, the Company’s Vice President and Chief Accounting Officer, with any questions at 704-566-2439 or me at 704-566-2400.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Heath R. Byrd

Heath R. Byrd

Executive Vice President and Chief Financial Officer

cc:	Stephen K. Coss

C.G. Saffer

James R. Wyche

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